SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EXEL Limited
(Name of Issuer)

Class A Ordinary Shares, par value $0.20 per share
(Title of Class of Securities)

G32429105
(CUSIP Number of Class of Securities)

Gregory F. Van Gundy, Esq.
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY  10036-2774
(212) 345-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

David J. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, New York  10022
(212) 735-3000

August 7, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the
following:                         ( )

                          SCHEDULE 13D


CUSIP No.
     G32429105
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Marsh & McLennan Companies, Inc.  36-2668272
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        (a)   ( )
                         N/A                            (b)   ( )

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

     00: See Item 3
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                                   (7) SOLE VOTING POWER
       NUMBER OF
        SHARES                         See Item 5
     BENEFICIALLY                  (8) SHARED VOTING POWER
       OWNED BY
         EACH                          See Item 5
       REPORTING                   (9) SOLE DISPOSITIVE POWER
        PERSON
         WITH                          See Item 5
                                   (10) SHARED DISPOSITIVE POWER

                                       See Item 5
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      See Item 5
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                  ( )


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0%
(14)  TYPE OF REPORTING PERSON*

      HC
                         SCHEDULE 13D


CUSIP No.
     G32429105
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Marsh & McLennan Risk Capital Holdings, Ltd.  13-3689981
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        (a)   ( )
                                                        (b)   ( )

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

     00: See Item 3
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


(6)  CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
                                   (7) SOLE VOTING POWER
       NUMBER OF
        SHARES                         See Item 5
     BENEFICIALLY                  (8) SHARED VOTING POWER
       OWNED BY
         EACH                          See Item 5
       REPORTING                   (9) SOLE DISPOSITIVE POWER
         PERSON
          WITH                         See Item 5
                                   (10) SHARED DISPOSITIVE POWER

                                       See Item 5
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      5,058,186 shares See Item 5
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                        (  )


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.70% See Item 5
 (14)  TYPE OF REPORTING PERSON*

      CO
                          SCHEDULE 13D

CUSIP No.
     G32429105
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     MMRC LLC    13-3928628

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        (a)   ( )
                                                        (b)   ( )

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

     00: See Item 3
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


(6)  CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
                                   (7) SOLE VOTING POWER
       NUMBER OF
        SHARES                         See Item 5
     BENEFICIALLY                  (8) SHARED VOTING POWER
       OWNED BY
         EACH                          None
       REPORTING                   (9) SOLE DISPOSITIVE POWER
         PERSON
          WITH                         See Item 5
                                   (10) SHARED DISPOSITIVE POWER

                                       None

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

      1,074,255 shares See Item 5
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                        (  )


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.00% See Item 5
 (14)  TYPE OF REPORTING PERSON*

      CO
Item 1.   Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Class A Ordinary Shares, par value $.01 per share (the "Shares"), of EXEL Limited, a Cayman Islands corporation ("EXEL"). The principal executive offices of EXEL are located at Cumberland House, One Victoria Street, Hamilton HM 11, Bermuda.

Item 2.   Identity and Background.

     This statement is being filed by Marsh & McLennan Companies, Inc. ("MMC"), on behalf of itself, Marsh & McLennan Risk Capital
Holdings, Ltd. ("MMRCH") and MMRC LLC ("MMRC LLC").

     MMC, a Delaware corporation, is the ultimate parent of a variety of companies engaged in such businesses as insurance and reinsurance broking, consulting and investment management.

     MMRCH, a Delaware corporation, is an indirect subsidiary of MMC, whose primary business is to hold investments in insurance and other risk bearing entities on behalf of MMC and its various subsidiaries.

     MMRC LLC, a Delaware limited liability company, is indirectly beneficially owned by MMC. MMRCH holds 30% of the voting interests and all of the economic interests in MMRC LLC and, as described in Item 5, has the right to cause the disposition of assets held by MMRC LLC.

     MMC and MMRCH each has its principal place of business located at 1166 Avenue of the Americas, New York, New York 10036-
2774.  MMRC LLC has its principal place of business at Craig
Appin House, Wesley Street, Hamilton HM 11, Bermuda.

     Schedule I attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of MMC and MMRCH and each executive officer of MMRC LLC the following information: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each person listed on Schedule I, unless otherwise indicated, is a United States citizen.

     None of MMC, MMRCH or MMRC LLC nor (to the knowledge of MMC, MMRCH or MMRC LLC) any executive officer, director or controlling person of MMC, MMRCH or MMRC LLC (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), during the last five years or (b) has been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares were acquired in exchange for shares of Mid Ocean Limited and EXEL Limited owned by the reporting persons. The funds necessary to purchase the Mid Ocean Limited and EXEL Limited shares originally owned by the reporting persons were obtained from funds available for investment in the ordinary course of business.

Item 4.   Purpose of Transaction.

     The Shares directly owned by MMRCH and MMRC LLC respectively, are being held for investment purposes. Depending on market conditions, MMC, MMRCH or MMRC LLC may acquire additional Shares or dispose of some or all of such Shares.

     Other than as described above, none of MMC, MMRCH or MMRC
LLC has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     MMC, MMRCH and MMRC LLC may be deemed to beneficially own the Shares as follows:

               Number of           % of Outstanding Class A
Name        Class A Ordinary            Ordinary Shares
         Shares Directly Owned

MMC              None                        0.00%
MMRCH         5,058,186                      4.70%
MMRC LLC      1,074,255                      1.00%

     The aggregate number of Shares to which this Schedule 13D relates is 6,132,441, representing 5.70% of the approximately
107,600,000 Shares outstanding as of August 7, 1998 (as advised by EXEL).

     On August 3, 1998, the Shareholders of Mid Ocean Limited and EXEL Limited approved a merger of the two companies. The Grand Court of the Cayman Islands approved the merger on August 7, 1998. Immediately prior to the merger, MMRCH owned 3,565,680 EXEL shares and 1,461,093 Mid Ocean shares and MMRC LLC owned 1,051,645 Mid Ocean shares. The Mid Ocean shares were exchanged for Shares at the rate of 1.0215 Shares for each Mid Ocean share.

          Each of MMRCH and MMRC LLC has the sole power to dispose of the outstanding Shares owned by it, provided however, that with respect to the Shares owned by MMRC LLC, MMRCH has the ability to block a sale of the Shares and if MMRCH desires the sale of the Shares, the other members of MMRC LLC have agreed to vote in favor of such a sale.

     This Schedule 13D does not disclose any Shares which may be deemed to be beneficially owned by Putnam Investments, Inc., Putnam Investment Management Inc. or The Putnam Advisory Company Inc. (collectively, "Putnam"), corporate affiliates of the Reporting Persons, as investment decisions made by Putnam are independent of investment decisions made by the Reporting Persons.

     To the knowledge of MMC, MMRCH and MMRC LLC, none of their respective officers and directors beneficially own any Shares, except for Shares which may be held in discretionary accounts and over which such officers and directors do not have investment power and except as set forth below:

          Name                          Number of Shares

     Frank J. Borelli                     19,919
     Frank J. Tasco                        5,618

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Except as described above and in Item 5 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among MMC, MMRCH and MMRC LLC and any other person with respect to any securities of EXEL, including but not limited to transfer or voting of any of the securities of EXEL, finder's fees, joint venture, loan or option arrangement,s puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     Exhibit A -    Joint Filing Agreement, dated as of August
                    14, 1998 by and among Marsh & McLennan
                    Companies, Inc., Marsh & McLennan Risk
                    Capital Holdings, Ltd. and MMRC LLC.

                            SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated: August 14, 1998


                         MARSH & McLENNAN COMPANIES, INC.


                         By:    /s/ Gregory F. Van Gundy
                             NAME:  Gregory F. Van Gundy
                             TITLE: General Counsel and Secretary



                         MARSH & McLENNAN RISK CAPITAL
                           HOLDINGS, LTD.


                         By:    /s/ Gregory F. Van Gundy
                             NAME:  Gregory F. Van Gundy
                             TITLE: Attorney-in-fact



                         MMRC LLC


                         By:    /s/ Gregory F. Van Gundy
                             NAME:  Gregory F. Van Gundy
                             TITLE: Attorney-in-fact


     For this and all future filings, reference is made to an Agreement dated as of August 14, 1998 with respect to one filing of Schedule 13D on behalf of said entities, pursuant to Rule 13d-1(f)(l).
SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

MARSH & McLENNAN COMPANIES, INC.

Unless otherwise indicated, the business address of directors and executive officers is 1166 Avenue of the Americas, New York, New York 10036-2774 and all directors and executive officers are citizens of the United States of America. An asterisk indicates that a person is a director.


Name and                      Principal Occupation
Business Address              or Employment

Norman Barham*                Vice Chairman of
                              J&H Marsh & McLennan, Inc.,
                              a subsidiary of Marsh & McLennan
                              Companies, Inc.

Lewis W. Bernard*             Chairman of Classroom, Inc.
c/o Morgan Stanley Group, Inc.
1221 Ave. of the Americas
New York, NY  10020

Richard H. Blum*              Vice Chairman of
                              J&H Marsh & McLennan, Inc.,
                              a subsidiary of Marsh & McLennan
                              Companies, Inc.

Francis N. Bonsignore         Senior Vice President-Human
                              Resources & Administration of Marsh
                              & McLennan Companies, Inc.

Frank J. Borelli*             Senior Vice President and Chief
                              Financial Officer of Marsh &
                              McLennan Companies, Inc.

Peter Coster*                 President of Mercer Consulting
Citizen of the United         Group, Inc., a subsidiary of Marsh
Kingdom                       & McLennan Companies, Inc.

Robert F. Erburu*             Retired Chairman of the Board of
c/o Times Mirror Company      The Times Mirror Company
220 West First Street
Los Angeles, CA  90012

Name and                      Principal Occupation
Business Address              or Employment

Jeffrey W. Greenberg*         Chairman and Chief Executive
Marsh & McLennan Risk         Officer of Marsh & McLennan Risk
  Capital Corp.               Capital Corp., a subsidiary
20 Horseneck Lane             of Marsh & McLennan Companies, Inc.
Greenwich, CT  06830

Ray J. Groves*                Chairman of Legg Mason Merchant
Ernst & Young                 Banking, Inc.
787 Seventh Avenue
New York, NY 10019

The Rt. Hon. Lord Lang        Former member of British Parliament
 of Monkton*
Citizen of the United Kingdom
Kersland
Monkton
Ayshire KA9 2QU
United Kingdom

Lawrence J. Lasser*           President and Chief Executive
Putnam Investments, Inc.      Officer of Putnam Investments,
One Post Office Square        Inc., a subsidiary of Marsh &
Boston, MA  02109             McLennan Companies, Inc.

David A. Olsen*               Former Chairman and Chief Executive
                              Officer of Johnson & Higgins

John D. Ong*                  Retired Chairman of the BFGoodrich
4000 Embassy Parkway          Company
Akron, Ohio 44333

George Putnam*                Chairman of the Board of Trustees
The Putnam Funds              and President of the various mutual
One Post Office Square        funds managed by Putnam Investment
Boston, MA  012109            Management, Inc.; Chairman of
                              Putnam Investment Management, Inc.,
                              a subsidiary of Marsh & McLennan
                              Companies, Inc.

Adele Smith Simmons*          President of the John D. and
MacArthur Foundation          Catherine T. MacArthur Foundation
140 South Dearborn Street     in Chicago, Illinois.
Chicago, IL  60603

John T. Sinnott*              Vice Chairman and Chief Executive
                              Officer of J&H Marsh & McLennan,
                              Inc., a subsidiary of Marsh
                              & McLennan Companies, Inc.

Name and                      Principal Occupation
Business Address              or Employment

A.J.C. Smith*                 Chairman of the Board and Chief
                              Executive Officer of Marsh &
                              McLennan Companies, Inc.


Frank J. Tasco*               Retired Chairman and Chief
                              Executive Officer of Marsh &
                              McLennan Companies, Inc.

Gregory F. Van Gundy          General Counsel & Secretary of
                              Marsh & McLennan Companies, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF

MARSH & McLENNAN RISK CAPITAL HOLDINGS, LTD.

     Unless otherwise indicated, the business address of the directors and executive officers is 1166 Avenue of the Americas, New York, New York 10036-2774 and all directors and executive officers are citizens of the United States of America. All persons named below are directors of the company.

Frank J. Borelli              Chairman of Marsh & McLennan Risk
                              Capital Holdings, Ltd. and Senior
                              Vice President & Chief Financial
                              Officer of Marsh & McLennan
                              Companies, Inc.

Charles A. Davis              President and Chief Operating
Marsh & McLennan Risk         Officer of Marsh & McLennan Risk
 Capital Corp.                Capital Corp.
80 Field Point Road
Greenwich, CT 06830

Jeffrey W. Greenberg          Chairman and Chief Executive
Marsh & McLennan Risk         Officer of Marsh & McLennan Risk
 Capital Corp.                Capital Corp.
80 Field Point Road
Greenwich, CT  06830

A.J.C. Smith                  Chairman of Marsh & McLennan
                              Companies, Inc.

Gregory F. Van Gundy          General Counsel & Secretary of
                              Marsh & McLennan Companies, Inc.

                 EXECUTIVE OFFICERS OF MMRC LLC


          MMRC LLC does not have directors. The business address of the executive officers is Craig Appin House, Wesley Street, Hamilton HM 11, Bermuda.

Frank J. Borelli              President of MMRC LLC and Senior
                              Vice President and Chief Financial
                              Officer of Marsh & McLennan
                              Companies, Inc.

                                                        EXHIBIT C
                     JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f)(l) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Ordinary Shares, par value $.01, of EXEL Limited, a Cayman Islands corporation, and that this Agreement be included as an Exhibit to such joint filing. Each of the Undersigned hereby constitutes and appoints Gregory Van Gundy such person's true and lawful attorney, with full power of substitution to sign for such person and in such person's name, place and stead the statement on Schedule 13D and any and all amendments to such statement and to file the same with the Securities and Exchange Commission, hereby ratifying and confirming such person's signature as it may be signed by said attorney to such statement and any and all amendments. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 14th day of August, 1998.

                              MARSH & McLENNAN COMPANIES, INC.


                              By:   /s/ Gregory Van Gundy
                                  Name: Gregory Van Gundy
                                  Title: Secretary

                              MARSH & McLENNAN RISK CAPITAL
                                HOLDINGS, LTD.


                              By:   /s/ Frank J. Borelli
                                  Name: Frank J. Borelli
                                  Title: Chairman

                              MMRC LLC


                              By:   /s/ Frank J. Borelli
                                  Name: Frank J. Borelli
                                  Title: President



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